UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER RELEASES 4TH QUARTER AND FISCAL YEAR 2009 RESULTS IN US GAAP

HIGHLIGHTS:

Embraer’s jet deliveries achieved a record high in the 4th quarter 2009 (4Q09), totaling 91 aircraft in a single quarter, and ended 2009 with 244 aircraft delivered, surpassing by 2 aircraft the 2009 guidance;

As a consequence, 2009 revenue is also in line with the 2009 guidance and totaled US$ 5.47 billion;

EBIT[1] margin was down to 6.1% in 2009, mainly due to a subsequent event[2] which resulted in a US$ 103 million provision, without which 2009 EBIT margin would have achieved 8%;

4Q09 cash generation was very strong and resulted in free cash flow[3] generation of US$ 382.6 million in the quarter and final net cash position of US$ 503.3 million at the end of the 2009, which is higher than the US$ 376.1 million net cash position achieved at the end of 2008;

Net income attributable to Embraer was US$ 146.4 million in 4Q09 or 31.2% higher than 4th quarter 2008 (4Q08). Hence, 2009 Net income totaled US$ 248.5 million.

MAIN FINANCIAL INDICATORS:

USGAAP	Fourth Quarter		Fiscal Year
(in US$ million)	2008	2009	2008	2009
Net Sales	1,818.4	1,609.6	6,335.2	5,466.3
EBIT	274.6	65.8	537.0	335.6
EBIT Margin %	15.1%	4.1%	8.5%	6.1%
Net income attributable to Embraer	111.7	146.4	388.7	248.5
Earnings per share - ADS basic and diluted	0.6153	0.8092	2.1415	1.3736

GUIDANCE 2010:

Net sales, as mentioned in October 2009, shall achieve US$ 5 billion in 2010 according to the following distribution:

• Commercial Aviation	US$	2.6 billion
• Executive Aviation	US$	1.1 billion
• Defense	US$	650 million
• Aeronautical Services and Other Businesses	US$	650 million

Embraer expects to deliver 227 jets, 90 from Commercial Aviation and 137 from the Executive Aviation segments;

The Company’s EBIT is expect to be US$ 300 million in 2010 and the EBIT margin equal to 6.0%.

[1]	EBIT is a non-GAAP measure and is equal to the income from operations as presented in Embraer’s Income Statement and EBIT margin is equal to EBIT divided by Net Sales
[2]

On January 5th, 2010 MESA Air Group filed a voluntary Chapter 11 bankruptcy petition. MESA’s fleet includes 36 ERJ’s 145, delivered between 2000 and 2003, in which Embraer has some obligations due to financial guaranties that were issued in connection with the financing structure of those aircraft. From the time of deliveries, Embraer had set aside US$ 74,4 million from its cash to cover the risk of these guarantees. Therefore the impact on cash, if any, will be mitigated.

[3]	Free cash flow is a non-GAAP measure. Please refer to page 12 for a complete definition and reconciliation of Embraer’s use of non-GAAP measures

1

São José dos Campos, March 18, 2010- (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document as of and for the quarters ended December 31, 2008 (4Q08), September 30, 2009 (3Q09) and December 31, 2009, are derived from the unaudited financial statements, except where otherwise stated.

NET SALES AND GROSS MARGIN

As a result of 91 aircraft delivered in 4Q09, Net sales were US$ 1,609.6 million, which was the highest quarter revenue of 2009. Hence, Gross margin for FY2009 reached 20.4%, 0.8% below FY2008, mainly due to the product mix.

EBIT

Impacted by a smaller Gross margin and Operating expenses that were negatively impacted by an extraordinary event, the Company’s operating income was US$ 335.6 million in 2009, with an Operating margin of 6.1%, which compares to US$ 537 million and 8.5%, respectively, in 2008.

Embraer’s operations have performed better than expected, and its EBIT margin would have achieved 8%, if such extraordinary event were not considered.

Another positive indicator of the Company’s efficiency gains is the comparison between the change in revenues from 2008 to 2009, which has decreased 13.7%, and the reduction of 20.6% on SG&A expenses for the same period.

R&D expenditures were also reduced by 26.9% when compared to 2008, or by 28% in relation to the guidance number. Such reduction occurred without canceling, or delaying, any product development, and the Phenom 300 certification on schedule is an evidence of that.

NET INCOME

Net income attributable to Embraer was US$ 146.4 million in 4Q09 and US$ 248.5 million in 2009. Net Margin was 9.1% and 4.5% respectively, and compares to a 6.1% net margin in 4Q08 and a 6.1% in 2008.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER CASH MEASURES

Embraer’s quarterly operating cash flow was US$ 403.7 million as a consequence of a strong cash discipline policy, an approximately US$ 380 million reduction in the Inventory levels and a reduction in the Accounts receivables in the quarter, which were partially compensated by a reduction in the Advance from customers and Account payables. For the full year, the Company’s operating cash flow totaled US$ 135.0 million and free cash flow* reached US$ 31.2 million by the end of year.

	1Q09	2Q09	3Q09	4Q09	In million of US Dollars 2009 TYD
OPERATING CASH FLOW	(244.4)	(63.9)	39.6	403.7	135.0
Less Additions to property, plant and equipment	(30.9)	(18.3)	(33.5)	(21.1)	(103.8)

FREE CASH FLOW*	(275.3)	(82.2)	6.1	382.6	31.2

(*)	Non-GAAP measure, as explaine in footnote number 3.

All investments in capital expenditures were made during the year according to the plan and reached US$ 103.8 million, below the US$ 150 million of 2009 guidance. In comparison to the budgeted number, this reduction was a result of the P3E initiatives and the Company’s efforts to become more cost efficient in all of its processes.

2

Balance Sheet Data (USGAAP) (in US$ million)	(1) FY 2008	(2) 3Q09	(2) FY 2009
Cash and cash equivalents	1,820.7	1,393.1	1,592.4
Temporary cash investments	380.8	688.1	953.8
Total cash position	2,201.5	2,081.2	2,546.2
Loans	1,825.4	2,009.8	2,042.9
Net cash *	376.1	71.4	503.3

*	Net cash = Cash and cash equivalents + Temporary cash investments - Loans
(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

Out of Embraer’s total cash position, 48.1% was denominated in Reals and 51.9% was primarily stated in US Dollars. During 2009, cash allocation was an important tool within the Company’s investment and hedging strategy. By maintaining adequate levels of cash in Real denominated assets, currency and interest rate exposures on assets and liabilities were minimized. The strategy also took into account expected future costs, expenses and capital expenditures which were denominated in Reals.

In 4Q09 cash generation has made an important contribution to bring the Company’s cash and net cash levels back to 2008’s level. At the end of 2009, Embraer’s total cash position4 totaled US$ 2,546.2 million and its net cash position increased from US$ 376.1 million at the end of 2008 to US$ 503.3 million at December 31st 2009.

In the last quarter of 2009, Embraer issued a US$ 500 million 10-year bond with a coupon of 6.375% pa, which will replace some short-term debts at maturity and has reshaped the Company’s indebtedness profile5 . Long-term debt represented 71% of the total debt at December 31st 2009. With the extension of Embraer’s average tenor from 2.6 years to 4.9 years at the end of year, its average cost of funding on US dollar debts has increased from 3.88% in 3Q09 to 4.53% in 4Q09. For Real denominated debt, the cost was reduced from 7.80% to 7.37%, since part of the debt was paid out. The ratio between local currency and foreign6 currency debt also changed, and local currency debt corresponded to 29% at the end of 2009.

OPERATIONAL BALANCE SHEET ACCOUNTS

The Company’s operations are continuously improving and becoming more efficient. Inventories were down by US$ 382 million in 4Q09 as a result of the necessary adjustments on purchase orders to comply with 2009/2010 production plans, and more efficient production processes which also reduces inventory needs. Generally a reduction on purchases usually has a quicker effect on Trade accounts payable than Inventory accounts. Trade accounts payable were reduced by US$ 130 million in the last quarter of 2009. On an annual basis, Inventories and Trade accounts payable were reduced by approximately the same dollar amount. Another highlight was the reduction in Customer and commercial financing reflecting the liquidity of those assets, and the Company’s policy of not offering aircraft financing to customers using its balance sheet.

The low volume of new orders compared to total deliveries in 2009 reduced Advances from customers balance from US$ 1,600.7 million in 2008 to US$ 1,166.6 million at the end of 2009, negatively impacting the Company’s operating cash flow.

[4]	Total cash position is equal to the sum of Cash and cash equivalent and Temporary cash investments.
[5]	Some financial ratios have changed as a result of the changes in the debt profile and are presented at page 12.
[6]	Most of Embraer’s foreign currency debt is denominated in US Dollars

3

Balance Sheet Data (USGAAP) (in US$ million)	(1) FY 2008	(2) 3Q09	(2) FY 2009
Trade accounts receivable	444.0	490.1	397.4
Customer and commercial financing	519.0	538.6	467.6
Inventories	2,837.0	2,722.6	2,340.4
Property, plant and equipment	737.9	758.4	756.8
Trade accounts payable	1,078.1	725.4	595.8
Advances from customers	1,600.7	1,424.5	1,166.6
Total shareholders’ equity	2,279.3	2,400.4	2,428.6

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

As mentioned on the previous section, Embraer has successfully managed its investments expenditures and was able to save US$ 46.2 million out of its initial budget of US$ 150 million on Property, plant and equipment expenditures. Such reduction was obtained by being more efficient on its investment without postponing or canceling any planned investments. Throughout 2009, total expenditures on Property, plant and equipment reached US$ 103.8 million and Depreciation accounted for US$ 86.7 million. Together, both explain most of US$ 18.9 million change on the Property, plant and equipment account.

SEGMENT RESULTS

4Q09 revenues grew by US$ 363.6 million when compared to 3Q09, mainly due to the large number of aircraft delivered in the Executive Aviation and Defense segments, and the ongoing fulfillment of Defense contracts that have concentrated some revenue recognition in 4Q09. The Commercial Aviation participation in total revenues decreased due to the smaller number of jets delivered in the period in comparison to 3Q09. As a result Company’s revenue is better diversified today than in the past.

Net sales by segment	3Q09 (2)		4Q08 (2)		4Q09 (2)		FY2008 (1)		FY2009 (2)
	US$M	%	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	834.2	66.9	1,190.2	65.4	701.0	43.6	4,237.5	67.0	3,367.7	61.6
Defense	70.7	5.7	176.4	9.7	259.3	16.1	504.5	8.0	498.8	9.1
Executive Aviation	200.7	16.1	249.7	13.7	417.3	25.9	874.0	13.8	896.3	16.4
Aviation Services	117.2	9.4	169.0	9.3	181.1	11.2	602.4	9.5	587.6	10.8
Others	23.2	1.9	33.1	1.9	50.9	3.2	116.8	1.7	115.9	2.1

Total	1,246.0	100.0	1,818.4	100.0	1,609.6	100.0	6,335.2	100.0	5,466.3	100.0

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

4

COMMERCIAL AVIATION

2009 Commercial Aviation deliveries were affected by the global financial crisis, and as a consequence, its total share in the Company’s revenues was reduced from 67.0% in 2008 to 61.6% in 2009. With the reduction of 40 aircraft delivered from 2008 to 2009, segment revenues decreased by US$ 869.8 million, or 20.5% of 2008 segment revenue.

In addition to the crisis impact on the segment financials in 2009, the crisis has also impacted new orders that were frozen during most of the year and totaled 23 aircraft at the year end. In our view, such scenario might be changing and some positive signs, such as improvements in global economic activities and some positive performance indicators coming out form the airline industry may indicate a mild recovery in the following quarters, which would lead to a higher number of new orders in 2010 when compared to 2009 numbers.

At the end of 2009, nine airlines received their first aircraft and started operations of their E-jets. Therefore, Commercial aviation deliveries and backlog stood as follows:

Deliveries by Segment	3Q09	4Q08	4Q09	2008		2009
Commercial Aviation	29	44	26	162		122
ERJ 145	1	—	3	6		7
EMBRAER 170	4	5	6	9		22
EMBRAER 175	3	14	2	55		11
EMBRAER 190	17	20	12	78	(1)	62
EMBRAER 195	4	5	3	14		20

Deliveries identified by parenthesis were aircraft delivered under operating leases.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
ERJ 145 Family	890	—	890	882	8
EMBRAER 170	187	48	235	170	17
EMBRAER 175	140	178	318	125	15
EMBRAER 190	448	426	874	263	185
EMBRAER 195	87	70	157	47	40
E-JETS Family	862	722	1,584	605	257

TOTAL	1,752	722	2,474	1,487	265

EXECUTIVE AVIATION

Despite of the financial crisis that caused some delivery postponements and cancellations in the segment, 2009 Executive Aviation net sales reached US$ 896.3 million higher than US$ 874.0 million in 2008. In terms of revenues, the lower number of Legacy 600 deliveries was offset by the deliveries of three Lineage 1000, 93 Phenom 100 and the first delivery of a Phenom 300.

Deliveries by Segment	3Q09	4Q08	4Q09	2008	2009
Executive Aviation	27	11	61	36	115
Phenom 100	22	2	52	2	93
Phenom 300	—	—	1	—	1
Legacy 600	5	8	6	33	18
Lineage 1000	—	—	2	—	3
Embraer 175	—	1	—	1	—

Embraer Executive Aviation has increased its market share based on total revenues from 4.1%7 in 2008 to 6.4% in 2009. Based on the number of aircraft delivered in 2009, Embraer market share increased from 3.3% to 14.0%.

[7]	Source: GAMA (General Aviation Manufacturer Association).

5

In January 2009, the Lineage 1000 obtained FAA certification just one month after the jet received its ANAC and EASA certificates. In October 2009 during the NBAA (National Business Aviation Association), Embraer announced its new Legacy 650 and some orders for the new jet. Finally, in December 2009, the Phenom 300 received certification from Brazil’s ANAC, and has met or surpassed all of its performance goals.

DEFENSE

In 2009, the Defense segment delivered seven aircraft for the transportation of authorities, and 20 Super Tucano airplanes for training and light attack.

Defense Net sales were concentrated in the 4Q09, and accounted for more than 50% of the year’s total revenues. Hence, 2009 revenues remained stable compared to 2008 numbers and totaled US$ 498.8 million in Dec. 31st 2009.

In terms of sales, two ERJ 135 were sold to the government of Thailand, eight Super Tucano were sold to the Dominican Republic, and another 24 to Ecuador. Embraer was also able to launch its military cargo plane program (KC-390) in a partnership with the Brazilian Air Force, and to sign a contract to modernize 12 Brazilian Navy jets.

AVIATION SERVICES AND OTHER BUSINESSES

Services revenues had a stable performance compared to 2008, totaling US$ 587.6 million in 2009. As Embraer fleet grew in 2009, Services infrastructure also expanded to continuously support the Company’s customers in the field. Six Embraer service centers are available and another 40 authorized service centers were certified. Training and warehouse infrastructure were also expanded in order to support our customers growing demand.

Other Businesses consist mainly of leasing pre-owned aircraft, non-Embraer aviation parts and agricultural aircraft. Those revenues accounted for US$ 115.9 million in 2009.

TOTAL BACKLOG

On December 31, 2009, Embraer’s firm order backlog remained strong totaling US$ 16.6 billion, which is equivalent to approximately 3 years of revenues. The following chart illustrates the evolution of Embraer’s firm order backlog.

6

2010 OUTLOOK AND GUIDANCE: NET REVENUES AND EBIT MARGIN

The global financial crisis that started in the last quarter of 2008, and basically continued through 2009, severely impacted global GDP and corporate results, which are the lead indicators for Commercial and Executive Aviations markets. The 4Q09, however, demonstrated signs that the world economy could be recovering. The traffic of passenger is returning, after several months, to levels prior to crisis, and the availability of executive jet in the secondary market is consistently and slowly reducing according to Jetnet data.

In view of this scenario, Embraer expects an increase of orders in 2010, and the total number of orders shall surpass 2009 numbers. 2010 Net sales, as mentioned in October 2009, are expected to reach US$ 5 billion, from which Commercial Aviation shall contribute with US$2.6 billion. Executive Aviation Net sales are expected to total US$ 1.1 billion, Defense Net sales might reach US$ 650 million, and a remaining balance US$ 650 million shall come from Aviation Services and other business.

As a result of smaller Net sales in 2010, the expected Operating margin is 6.0%, based on US generally accepted accounting practices.

2010 ADDITIONAL INFORMATION

Total Investments shall reach US$ 300 million, where R&D projected expenditures is US$ 160 million, and CAPEX shall achieve US$ 140 million. The EBITDA expected in 2010 is US$ 375 million and EBITDA Margin equal to 7.5%.

Commercial Aviation deliveries are estimated at 90 jets and Executive Aviation deliveries are projected to be 137 aircraft, out of which 120 Phenom 100 and 300, and 17 Legacy 600 and 650 and Lineage 1000.

ADOPTION OF IFRS

Brazilian accounting standard is changing and IFRS will become Brazil’s new accounting standard. Due to such changes, all Brazilian companies will have to post its 2010 annual report complying with the new accounting standard. Embraer, as a Brazilian Company, is planning to post its financial statements in IFRS along with the USGAAP financial statements in the second and third quarter of 2010. Embraer’s 2010 annual report will be posted in IFRS in US dollar, and unaudited USGAAP statements will be released as a reference only. After this transition period, Embraer intends to adopt one single practice and its financial statements will only be released in IFRS in US dollar. The Company believes that this procedure shall help investors and the financial community to better understand the differences in practices between the two practices and will facilitate the transition towards to IFRS without any disruption on the understanding of the Company’s operations and financial position.

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EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

ASSETS

	As of December 31, 2008 (1)	As of December 31, 2009 (2)
CURRENT ASSETS
Cash and cash equivalents (*)	1,820.7	1,592.4
Temporary cash investments (*)	380.8	953.8
Trade accounts receivable, net	438.1	396.9
Collateralized accounts receivable	11.5	12.0
Customer and commercial financing	8.6	11.2
Inventories	2,829.0	2,333.9
Deferred income taxes	154.3	106.6
Other current assets	273.5	233.0

Total current assets	5,916.5	5,639.8

NON-CURRENT ASSETS
Trade accounts receivable, net	5.9	0.5
Collateralized accounts receivable	467.1	474.0
Customer and commercial financing	510.4	456.4
Inventories	8.0	6.5
Property, plant and equipment, net	737.9	756.8
Goodwill	14.5	14.5
Investments	68.7	25.3
Deferred income taxes	173.2	289.0
Guarantee deposit	493.2	505.3
Other non-current assets	248.5	283.4

Total non-current assets	2,727.4	2,811.7

TOTAL ASSETS	8,643.9	8,451.5

(*)	The 2008 figures was reclassified for comparative purposes.
(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

Note: In 2009, Company changed its accounting practices applied to the classification of its Cash and cash equivalent and its Temporary cash investments and, as a consequence, short term repurchase agreement transactions maturing in up to 90 days underlied by Brazilian Government BRL Bonds are now being classified in accordance to the maturity of the repurchase agreement transaction, as opposed to the final maturity of the pledged security. For comparison in this report, 2008 transactions were reclassified as follow:

CONSOLIDATED 2008

(in million of U.S. dollars)

	Originally reported	Reclassifications	Adjusted
Balance sheets
Cash and cash equivalents	1,391.4	429.3	1,820.7
Temporary cash investments	810.1	(429.3)	380.8

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EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31, 2008 (1)	As of December 31, 2009 (2)
CURRENT LIABILITIES
Loans and financing	529.3	587.7
Capital lease obligation	5.5	4.8
Non-recourse and recourse debt	137.7	135.9
Trade accounts payable	1,078.1	595.8
Advances from customers	1,151.5	768.5
Taxes and payroll charges payable	57.5	64.9
Accrued taxes on income	5.8	13.6
Deferred income taxes	4.1	12.0
Contingencies	9.5	10.5
Accrued dividends	0.9	119.6
Other payables and accrued liabilities	565.4	454.4

Total current liabilities	3,545.3	2,767.7

NON-CURRENT LIABILITIES
Loans and financing	1,296.1	1,455.2
Capital lease obligation	13.9	14.2
Non-recourse and recourse debt	366.9	371.6
Advances from customers	449.2	398.1
Contribution from suppliers	44.3	67.7
Taxes and payroll charges payable	343.9	427.0
Other payables and accrued liabilities	169.9	324.6
Deferred income taxes	95.5	146.4
Contingencies	39.6	50.4

Total non-current liabilities	2,819.3	3,255.2

Company shareholder’s equity	2,209.3	2,338.3
Noncontrolling interest	70.0	90.3

TOTAL SHAREHOLDERS’ EQUITY	2,279.3	2,428.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,643.9	8,451.5

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

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EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONSOLIDATED STATEMENTS OF INCOME

In millions of U.S. dollars, except earnings per share

	Three Months Ended		Twelve Months Ended
	(2)	(2)	(1)	(2)
	December 31, 2008	December 31, 2009	December 31, 2008	December 31, 2009
Gross sales
Domestic market	81.2	221.6	282.1	619.0
Foreign market	1,744.4	1,415.1	6,130.1	4,912.5
Sales deductions	(7.2)	(27.1)	(77.0)	(65.2)

Net sales	1,818.4	1,609.6	6,335.2	5,466.3

Cost of sales and services	(1,441.0)	(1,275.3)	(4,991.7)	(4,352.2)

Gross profit	377.4	334.3	1,343.5	1,114.1

Operating income (expenses)
Selling	(91.7)	(92.2)	(393.1)	(305.1)
Research and development	46.5	(6.2)	(197.0)	(144.0)
General and administrative	(62.9)	(55.5)	(232.4)	(191.5)
Other operating income (expenses), net	5.3	(114.6)	16.0	(137.9)

Income from operations	274.6	65.8	537.0	335.6

Interest income (expenses), net	(154.1)	13.8	(171.4)	35.3
Foreign exchange gain (loss), net	49.5	(6.2)	71.7	(94.1)

Income before income taxes	170.0	73.4	437.3	276.8

Income tax (expense) benefit	(55.3)	81.2	(41.1)	(14.5)

Income before equity	114.7	154.6	396.2	262.3

Equity in earnings of affiliates	(0.2)	—	—	—

Net income	114.5	154.6	396.2	262.3

Net income attributable to the noncontrolling interest	(2.8)	(8.2)	(7.5)	(13.8)

Net income attributable to Embraer	111.7	146.4	388.7	248.5

Earnings per share
Basic and Diluted
Common	0.1538	0.2023	0.5354	0.3434
Weighted average shares (millions of shares)
Basic and Diluted
Common	726.1	723.7	726.1	723.7

Earnings per share - ADS basic and diluted (US$)	0.6153	0.8092	2.1415	1.3736

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information.

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EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONSOLIDATED STATEMENTS OF CASH FLOWS

In million of U.S. dollars

	Three months ended on		Twelve months ended on
	December 31, 2008 (2)	December 31, 2009 (2)	December 31, 2008 (1)	December 31, 2009 (2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (losses)	114.5	154.6	396.3	262.3
Adjustments to reconcile net income to cash from operating activities:
Depreciation	20.2	23.6	70.5	86.7
Provision for losses, property plant and equipment	(0.4)	—	(1.3)	—
Allowance for doubtful accounts	1.7	(1.0)	2.1	1.2
Allowance for inventory obsolescence	6.2	10.3	12.7	30.9
Gain (loss) on property, plant and equipment disposals	(0.6)	(1.2)	0.5	0.9
Accrued interest	(5.2)	3.8	(19.8)	21.2
Foreign exchange gain (loss), net	(49.5)	6.2	(71.7)	94.1
Deferred income taxes	53.5	(17.7)	29.5	(9.2)
Equity in earnings (losses) of affiliates	0.2	—	—	—
Unrealized/realized losses (gains) on trading securities, net	9.8	(16.4)	(3.0)	(57.6)
Other	1.6	4.2	(0.5)	6.5
Changes in assets and liabilities:
Trade accounts receivable and customer and commercial financing, net	(127.3)	166.1	(156.3)	122.8
Collateralized accounts receivable	0.3	1.5	(1.0)	(4.4)
Inventories	81.5	371.9	(357.1)	465.8
Other assets	4.5	1.1	(117.0)	5.5
Trade accounts payable	(62.9)	(130.6)	179.9	(487.5)
Deferred revenue	2.5	(13.5)	2.8	(0.5)
Other payables and accrued liabilities	27.8	115.4	103.9	10.8
Accrued taxes on income	115.4	(5.0)	122.0	7.8
Contribution from suppliers	(69.7)	19.4	(67.9)	23.5
Taxes and payroll charges payable	(93.6)	(32.6)	(163.5)	6.4
Advances from customers	20.0	(260.9)	431.1	(464.0)
Contingencies	(9.4)	4.5	(10.4)	11.8

Net cash provided by (used in) operating activities	46.9	403.7	381.7	135.0

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	0.1	0.6	2.0	1.0
Court-mandated escrow deposits, net of withdrawals	(3.5)	(6.1)	(3.3)	—
Additions to property, plant and equipment	(58.1)	(21.1)	(235.0)	(103.8)
Business acquisitions	(20.0)	—	(20.0)	—
Restricted cash	17.6	—	12.1	(2.5)
Purchase and sales of temporary cash investments, net (3)	47.0	(139.8)	353.7	(401.0)
Others	17.7	—	2.5	—

Net cash provided by (used in) investing activities	417.0	559.0	112.0	(506.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	997.4	633.1	1,886.2	1,461.8
Repayment of borrowings	(576.8)	(618.7)	(1,770.5)	(1,483.0)
Payments of capital lease obligations	(0.8)	(2.3)	(4.6)	(5.9)
Dividends and/or Interest on capital paid	(48.7)	—	(242.7)	—
Acquisition of own shares for treasury	—	—	(183.0)	—

Net cash provided by (used in) financing activities	371.1	12.1	(314.6)	(27.1)

Effect of exchange rate changes on cash	(77.7)	(50.2)	(92.2)	170.1

Increase (decrease) in cash and cash equivalents	757.4	924.6	86.9	(228.3)

Cash and cash equivalents, at beginning of year	1,063.3	667.7	1,733.8	1,820.7

Cash and cash equivalents, at end of period	1,820.7	1,592.4	1,820.7	1,592.4

(1)	Derived from audited annual financial statements.
(2)	Derived from unaudited financial information
(3)	Purchase and sales of temporary cash investments, represents the amount of cash that was transferred from cash and cash equivalents to temporary cash or vice-versa. Temporary Cash are manly short-term investments (up to one year) in liquid assets, that are marked to market.

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RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

Free cash flow represents operating cash flow less capital expenditure related to additions to property, plant and equipment. Free cash flow is not a financial measurement of the Company under US GAAP. Free cash flow is presented because it is used internally as a measure to evaluate certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring the Company’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under US GAAP. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently than how Embraer has calculated this measure for purposes of its earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of the Company’s financial performance under US GAAP. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business, including financial operations. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under US GAAP. Other companies in the industry may calculate adjusted EBITDA differently than Embraer has for the purposes of its earnings releases, limiting adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation LTM	3Q09 (1)	4Q08 (1)	4Q09 (1)
Net Income Attributable to Embraer	213.8	388.7	248.5
Minority interest	8.5	7.5	13.8
Income tax benefit (expense)	151.0	41.1	14.5
Interest income (expense), net	132.5	171.4	(35.3)
Foreign Exchange gain (loss), net	38.5	(71.7)	94.1
Depreciation and amortization	83.3	70.5	86.7

Adjusted EBITDA	627.6	607.5	422.3

(1)	Derived from unaudited quarterly financial information.

LTM: Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios	3Q09	4Q08	4Q09
Total debt to Adjusted EBITDA (1)	3.20	3.00	4.84
Net debt to Adjusted EBITDA (2)	(0.11)	(0.62)	(1.19)
Total debt to capitalization (3)	0.46	0.44	0.46
Adjusted EBITDA to interest expense (gross) (4)	5.94	5.97	3.70
Adjusted EBITDA (5)	627.6	607.5	422.3
Interest and commissions on loans (6)	105.7	101.8	114.2

(1)	Total debt represents short and long-term loans and financing.
(2)	Net debt represents cash and cash equivalents, plus temporary cash investments, minus short and long-terms loans and financing.
(3)	Total capitalization represents short and long-term loans and financing, plus shareholders’ equity.
(4)	Interest expense (gross) includes only interest and commissions on loans.
(5)	The table at the end of this release sets forth the reconciliation of net income to adjusted EBITDA, calculated on the basis of financial information prepared with U.S.GAAP data, for the indicated periods.
(6)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net account presented in Company’s consolidated Income Statement

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INVESTOR RELATIONS

André Gaia, Caio Pinez, Juliana Villarinho and Paulo Ferreira.

(+55 12) 3927-4404, investor.relations@embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q09 Results in US GAAP on March 19, 2010. The conference call will also be broadcast live over the web at www.embraer.com/ir

(US GAAP)

Time: 10:30 (SP) / 09:30 (NY)

Telephones:

+1 888 700 0802 (North America)

+1 786 924 6977 (International)

+55 11 4688 6341(Brazil)

Code: Embraer

Replay Number: +55 11 4688 6312

Replay Code: 46314

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On December 31, 2009, Embraer had a workforce of 16,853 employees – not counting the employees of its partly owned subsidiaries – and its firm order backlog totaled US$ 16.6 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2010

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: CFO